UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)

AMENDMENT NO. 5
TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THERE UNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13e
OF THE SECURITIES EXCHANGE ACT OF 1934

VESTIN REALTY MORTGAGE II, INC.
______________________________________________
(Name of the Issuer)

VESTIN REALTY MORTGAGE II, INC.
MICHAEL V. SHUSTEK
______________________________________________
(Name of Person(s) Filing Statement)

Common Stock, $0.0001 par value
______________________________________________
(Title of Class of Securities)

92549X 201
______________________________________________
(CUSIP Number of Class of Securities)

 Michael V. Shustek
President and Chief Executive Officer
VESTIN REALTY MORTGAGE II, INC.
8880 W. Sunset Road, Suite 200,
Las Vegas, Nevada 89148
(702) 227-0965
______________________________________________
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Persons Filing Statement)

With a copy to:

Ben Chung, Esq.
Morrison & Foerster LLP
707 Wilshire Blvd.
Los Angeles, CA 90017
(213) 892-5562

This statement is filed in connection with (check the appropriate box):

a.	[X]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	[_]	The filing of a registration statement under the Securities Act of 1933.
c.	[_]	A tender offer.
d.	[_]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [  ]
Check the following box if the filing is a final amendment reporting the results of the transaction. [X]

Calculation of Filing Fee

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$1,219,730.83	$ 122.83

* Calculated solely for the purposes of determining the filing fee. The transaction valuation assumes the payment for 457,771 shares of Common Stock of the Company at $2.6645 per share in cash (or the closing price of a share of a Common Stock on NASDAQ on September 15, 2016), in lieu of issuing fractional shares to holders of less than 1,000 shares of Common Stock. Actual amounts paid for fractional shares will equal the Cash-Out-Payment (as defined herein).

** Previously paid. The amount of the filing fee, calculated, in accordance with Rule 0-11(b) and the Commission's Fee Rate Advisory for Fiscal Year 2016, equals 0.0001007 ($100.70 per million dollars) multiplied by the Total Transaction Value.

[  ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

Explanatory Note

This Amendment No. 5 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, the "Schedule 13E-3"), is being filed by Vestin Realty Mortgage II, Inc., a Maryland corporation (the "Company"), and Michael V. Shustek, Chief Executive Officer and Chairman of the Company, in connection with a proposed going private transaction.

The Schedule 13E-3 was initially filed with the SEC on September 19, 2016 and was subsequently amended by Amendment No. 1 filed on November 14, 2016, Amendment No. 2 filed on December 2, 2016, Amendment No. 3 filed on December 5, 2016 and Amendment No. 4 filed on January 17, 2017.  This Amendment No. 5 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to the Schedule 13E-3 solely to report the results of the Rule 13e-3 transaction described below.

In connection with the Company's intent to voluntarily file for deregistration with the Securities and Exchange Commission ("SEC") and delist its common stock, $0.0001 par value per share (the "Common Stock"), from the NASDAQ Capital Market, at the annual stockholders meeting held on March 9, 2017, stockholders holding a majority of the outstanding shares of the Common Stock approved an amendment to the Company's charter (the "Amendment") to effect a reverse stock split of the issued and outstanding shares of Common Stock at a ratio of 1-for-1,000 (the "Reverse Stock Split"). The Amendment was approved with 1,191,913 shares of Common Stock voting in favor of the Reverse Stock Split, 232,517 shares voting against the Reverse Stock Split, and 4,110 shares abstaining. The Company had 2,273,567 shares of the Common Stock issued and outstanding as of close of business on the record date for the annual meeting.

The Reverse Stock Split became effective at 9:00 a.m., Eastern Time, on March 30, 2017 (the "Effective Time").  As a result, every 1,000 shares of Common Stock issued and outstanding immediately prior to the Effective Time were combined into one issued and outstanding share of Common Stock.  No fractional shares were issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock as a result of the Reverse Stock Split became entitled to receive a cash payment from the Company's transfer agent in an amount equal to the product of such fraction of a share and $2,700.

Based on the information available to the Company as of the date hereof, the Reverse Stock Split is expected to reduce the number of record holders of the Common Stock to fewer than 300. The Company previously filed a Form 25 with the SEC on March 20, 2017 relating to the delisting of the Common Stock. On March 30, 2017, following the effectiveness of the Reverse Stock Split, the Company filed a Form 15 to deregister the Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Upon filing of the Form 15, the Company's obligation to file certain reports with the SEC, including Forms 10-K, 10-Q and 8-K, was immediately suspended. The Company expects that the deregistration of the Common Stock will become effective 90 days after the date of filing of the Form 15 with the SEC.

As allowed by General Instruction J to Schedule 13e-3 appearing in Rule 13e-03 of the Exchange Act, information previously disclosed in the Schedule 13e-3 has been omitted from this Amendment No. 5.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Vestin Realty Mortgage II, Inc.

By: /s/ Michael V. Shustek
Name: Michael V. Shustek
Title: President and Chief Executive Officer
Dated: March 30, 2017

 By: /s/ Michael V. Shustek
Name: Michael V. Shustek
Dated: March 30, 2017